FINANCIAL INSTITUTION BOND FOR INVESTMENT FIRMS

HARTFORD FIRE INSURANCE CO.
HARTFORD PLAZA, HARTFORD, CT 06115 ,
(herein referred to as the Underwriter)



Bond No. 13 FI 0336040-21
DECLARATIONS

Item 1.   Name of Insured (herein called Insured):

PROCURE HOLDINGS, LLC

Principal Address:
16 FIREBRUSH ROAD
LEVITTOWN, PA 19056

Item 2.   Bond Period: from 12:01 a.m. on 4/01/21 (MONTH, DAY, YEAR)   to 12:01 a.m. on 4/01/22 (MONTH, DAY, YEAR)

STANDARD TIME AT THE PRINICPAL ADDRESS OF THE INSURED

Item 3.   The Aggregate Liability of the Underwriter during the Bond Period shall be $ 1,000,000   .

Item 4.   Subject to Sections 4 and 12 hereof,
the Single Loss Limit of Liability FOR Insuring Agreements (A)-FIDELITY (B)-ON PREMISES and (C)-IN TRANSIT is $ 1,000,000   and the Single Loss Deductible is $ 25,000

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert "Not Covered.")

Amount applicable to:	Single Loss Limit of Liability	Single Loss Deductible
Insuring Agreement (D) — FORGERY OR ALTERATION	$ 1,000,000	$ 25,000
Insuring Agreement (E) — SECURITIES	$ 1,000,000	$ 25,000
Insuring Agreement (F) — COUNTERFEIT CURRENCY	$ 1,000,000	$ 25,000
Optional Insuring Agreements and Coverages:		
Computer Systems Fraud	$ 1,000,000	$ 25,000
Voice Initiated Transfer Fraud	$ 1,000,000	$ 25,000
Telefacsimile Initiated Transfer Fraud	$ 1,000,000	$ 25,000
Destruction Of Data Or Programs By Virus	$ 250,000	$ 25,000

If "Not Covered" is inserted above opposite any specified insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 5   The liability of the Underwriter is subject to the terms of the following riders attached hereto:
SEE FORM GU207 (SCHEDULE OF RIDERS)

Item 6   The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s)FI 0336040-20
such termination or cancellation to be effective as of the time this bond becomes effective.

Item 7   Premium:

☒ Annual: $ 2,699.00

☐ Annual Installment: $ (total premium) to be billed in   annual installments

☐ 3 Year Prepaid: $

Date: _____   Authorized Representative: _Douglas Elliot_____

FI 00 H166 00 0607   Printed in U.S.A. ©2007, The Hartford (includes copyrighted material of the Surety & Fidelity Association of America with its permission)

ENDORSEMENT

This endorsement, effective on   4/01/21   at 12:01 A.M. standard time, forms a part of

Policy No.   13 FI 0336040-21   of the   HARTFORD FIRE INSURANCE CO.

Issued to   PROCURE HOLDINGS, LLC



Douglas Elliot, President

SCHEDULE OF RIDERS

FI00H16900	06/07	FINANCIAL INSTITUTION BOND FOR INVESTMENT FIRMS
RN00U00100	05/93	IN WITNESS PAGE
FI00H11702	02/13	DESTRUCTION OF DATA OR PROGRAMS BY HACKER
FI00H11802	02/13	DESTRUCTION OF DATA OR PROGRAMS BY VIRUS
FI00H11900	06/07	AUDIT EXPENSE COVERAGE
FI00H12600	06/07	ADDING OR DEDUCTING INSUREDS RIDER
FI00H17900	06/07	CLAIM EXPENSE
FI00H18100	06/07	ERISA RIDER
FI00H20700	06/07	DELETE DATA PROCESSING COVERAGE
FI00H22600	06/07	TELEFACSIMILE TRANSFER FRAUD INSURING AGREEMENT
FI00H22700	06/07	VOICE INITIATED TRANSFER FRAUD INSURING AGREEMENT
FI00H22800	06/07	COMPUTER SYSTEMS FRAUD INSURING AGREEMENT
FI00H25200	06/08	MAILING ADDRESS FOR NOTICE RIDER
FI00H25300	07/08	PARTNER EXCLUSION
FI00H27500	08/10	BROKER-DEALER EXCLUSION
FI00H28300	10/14	INCLUDE COVERAGE FOR VIRTUAL CURRENCY - SUBLIMITED
FI00M04500	07/16	CYBER TRANSFER FRAUD INSURING AGREEMENT SPLIT

FINANCIAL INSTITUTION BOND FOR INVESTMENT FIRMS

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:
(a) to cause the Insured to sustain such loss; and
(b) to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

ON PREMISES

(B) (1) Loss of Property resulting directly from

  (a) robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or
  (b) theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured

while the Property is lodged or deposited within offices or premises located anywhere.

  (2) Loss of or damage to

  (a) furnishings fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office or attempt thereat, or by vandalism or malicious mischief, or
  (b) such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief,

  provided that
  (i)   the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and
  (ii) the loss is not caused by fire.

IN TRANSIT

(C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

  (a) a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or
  (b) a Transportation Company and being transported in an armored motor vehicle, or
  (c) a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:
  (i)   records, whether recorded in writing or electronically, and
  (ii) Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and
  (iii) Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

FORGERY OR ALTERATION

(D) Loss resulting directly from the Insured having, in good faith, paid or transferred any Property in reliance on any Written, Original

   (1) Negotiable Instrument (except an Evidence of Debt),
   (2) Certificate of Deposit,
   (3) Letter of Credit,
   (4) Withdrawal Order,
   (5) receipt for the withdrawal of Property, or
   (6) instruction or advice purportedly signed by a customer of the Insured or by a banking institution

which (a) bears a handwritten signature of any maker, drawer or endorser which is a Forgery; or (b) is altered, but only to the extent the Forgery or alteration causes the loss.

Actual physical possession of the items listed in (1) through (6) above by the Insured is a condition precedent to the Insured's having relied on the Items.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

SECURITIES

(E) Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others

   (1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

      (a) Certificated Security,
      (b) deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,
      (c) Evidence of Debt,
      (d) Instruction to a Federal Reserve Bank of the United States, or
      (e) Statement of Uncertificated Security

   which

      (i) bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or
      (ii) is altered, or
      (iii) is lost or stolen;

   (2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney. Guarantee, or any items listed in (a) through (c) above;

   (3) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

COUNTERFEIT CURRENCY

(F) Loss resulting directly from the receipt by the Insured in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country.

GENERAL AGREEMENTS

NOMINEES

(A) Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES
CONSOLIDATION, MERGER OR PURCHASE
OF ASSETS - NOTICE

(B)   If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets of liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

   (a) has occurred or will occur in offices or premises, or
   (b) has been caused or will be caused by an employee or employees of such institution, or
   (c) has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall
      (i)   give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and
      (ii) obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and
      (iii) upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF CONTROL – NOTICE

(C)   When the Insured learns of a change in control, it shall give written notice to the Underwriter.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent.
(10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

REPRESENTATION OF INSURED

(D)   The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

JOINT INSURED

(E)   If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss of losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS
AGAINST INSURED - ELECTION TO DEFEND

(F)   The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 60 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1.   As used in this bond:

(a) Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

(b) Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

(c) Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
(1) represented by an instrument issued in bearer or registered form;
(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and
(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(d) Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

(e) 1. Employee means
(a) a natural person in the service of the Insured at any of the Insured's offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;
(b) an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;
(c) a person provided by an employment contractor to perform employee duties for the Insured under the Insured's supervision at any of the Insured's offices or premises covered hereunder; and a guest student pursuing studies or duties in any of said offices or premises;
(d) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

(e) each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 13. A Federal Reserve Bank or clearing house shall not be construed to be a processor.) and

(f) a Partner of the Insured.

2. Employee does NOT mean any agent, broker, commission merchant, consignee, independent contractor or representative of the same general character not specified in (e) 1. above.

(f) Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

(g) Financial Interest in the Insured of the Insured's general partner(s), or limited partner(s), means:

(1) as respects general partners the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

(a) the "net worth" of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(b) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2) as respects limited partners the value of such limited partner's investment in the Insured.

(h) Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose.

(i) Guarantee means a Written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(j) Instruction means a Written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

(k) Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

(l) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(m) Negotiable Instrument means any writing

(1) signed by the maker or drawer; and

(2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

(3) is payable on demand or at a definite time; and

(4) is payable to order or bearer.

(n) Original means:

(1) the first rendering or archetype and does not include photocopies of electronic transmission even if received and printed;

(o) Partner means a natural person who

(1) is a general partner of the Insured, or

(2) is a limited partner and an Employee (as defined in Section 1 (e) (1) of the bond) of the Insured.

(p) Property means Money, Certificated Security, Uncertificated Security, Negotiable Instrument, Certificate of

Deposit, documents of title, Acceptance, Evidence of Debt, security agreements, Withdrawal Orders, certificate of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other

stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form,
and tangible items of personal property which are not hereinbefore enumerated.

(q) Statement of Uncertificated Security means a Written statement of the issuer of an Uncertificated Security containing:
   (1) a description of the Issue of which the Uncertificated Security is a part;
   (2) the number of shares or units:
       (a) transferred to the registered owner;
       (b) pledged by the registered owner to the registered pledgee;
       (c) released from pledge by the registered pledgee;
       (d) registered in the name of the registered owner on the date of the statement; or
       (e) subject to pledge on the date of the statement;
   (3) the name and address of the registered owner and registered pledgee;
   (4) a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and
   (5) the date:
       (a) the transfer of the shares or units to the new registered owner of the shares or units was registered;
       (b) the pledge of the registered pledgee was registered, or
       (c) of the statement, if it is a periodic or annual statement.
(r) Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.
(s) Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
   (1) not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;
   (2) of a type commonly dealt in on securities exchanges or markets; and
   (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.
(t) Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.

(u) Written when capitalized means expressed through letters or marks placed upon paper and visible to the eye.

EXCLUSIONS

Section 2. This bond does not cover:

(a) loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D) or (E);
(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;
(c) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;
(d) loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;
(e) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses; except when covered under Insuring Agreements (A), (D) or (E);
(f) loss resulting from any violation by the Insured or by any Employee
   (1) of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2) of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rule or regulations;

(g) loss resulting directly or indirectly from the failure of a financial or depository, institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i) loss resulting directly or indirectly from transactions in a customer's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is adjudicated to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

(k) loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards
  (1) in obtaining credit or funds, or
  (2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card loans, or
  (3) in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l) loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(m) loss through the surrender of Property away from an office of the Insured as a result of a threat
  (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or
  (2) to do damage to the premises or property of the Insured,
  except when covered under Insuring Agreement (A);

(n) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such accounting unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

(o) loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

(q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);

(r) loss of Property while
  (1) in the mail, or
  (2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C),
    except when covered under Insuring Agreement (A);

(s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t) damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

(u) all fees, costs and expenses incurred by the Insured
  (1) in establishing the existence of or amount of loss covered under this bond, or
  (2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v) indirect or consequential loss of any nature;

(w) loss involving any Uncertificated Security except an Uncertificated Security or when covered under Insuring Agreement (A);

(x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(y) loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured's general partner(s) or limited partner(s) and the Deductible Amount applicable to this bond, and then for the excess only;

(z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

DISCOVERY

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstance which if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter's total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a) The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b) The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement F, resulting from

(a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

(b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or (d) any on casualty or event not specified in (a),(b) or (c) preceding.

NOTICE/PROOF-LEGAL
PROCEEDINGS AGAINST UNDERWRITER

Section 5.

(a) At the earliest practicable moment, not to exceed 60 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e) If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

VALUATION

Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only of such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A).

ASSIGNMENT-SUBROGATION-RECOVERY-
COOPERATION

Section 7.

(a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.

(c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d) Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall

(1) submit to examination by the Underwriter and subscribe to the same under oath; and

(2) produce for the Underwriter's examination all pertinent records; and

(3) cooperate with the Underwriter in all matters pertaining to the loss.

(e) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

ANTI-BUNDLING

Section 8.

If an Insuring Agreement requires that an enumerated type of document be altered or Counterfeit, or contains a signature which is a Forgery or obtained through trick, artifice, fraud or false pretenses, the alteration or Counterfeit or signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 9. With respect to any loss set forth in subsection (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancellation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

OTHER INSURANCE OR INDEMNITY

Section 10. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (p) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

OWNERSHIP

Section 11. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 12. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond that exceeds or appears to exceed, twenty-five percent (25%) of the Single Loss Deductible Amount, whether or not the Underwriter is liable therefore. Upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

Section 13. This bond terminates as an entirety upon occurrence of any of the following: - (a) 90 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

This bond terminates as to any Employee or any partner officer or employee of any Processor - (a) as soon as an Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.



IN WITNESS WHEREOF, the Company has caused this policy/bond to be executed and attested, and if required by state law, this policy/bond shall not be valid unless countersigned by a duly authorized representative of the Company.

HARTFORD FIRE INSURANCE COMPANY
HOME OFFICE – HARTFORD, CONNECTICUT
ADMINISTRATIVE OFFICES - HARTFORD, CONNECTICUT
(A STOCK INSURANCE COMPANY MEMBER OF THE HARTFORD)

Lisa Levin, Secretary

Douglas Elliot, President

RN 00 U001 00 0593
ILBP 83 01 11 88 UP

13 FI 0336040-21   4/01/21

This rider, effective 12:01 am,   4/01/21   **forms part**
of bond number   13 FI 0336040-21

issued to: PROCURE HOLDINGS, LLC

by: HARTFORD FIRE INSURANCE CO.

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

This rider modifies insurance provided under one of the following bond forms:

FINANCIAL INSTITUTION BOND FOR INSURANCE COMPANIES

FINANCIAL INSTITUTION BOND FOR NON-BANK LENDERS AND REAL ESTATE INVESTMENT TRUSTS

FINANCIAL INSTITUTION BOND FOR INVESTMENT FIRMS

I.   The attached bond is amended by adding the following INSURING AGREEMENT as follows:

      DESTRUCTION OF DATA OR PROGRAMS BY HACKER

      Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured while this bond is in force, as provided in the "Additional Offices or Employees Consolidation, Merger or Purchase of Assets - Notice" section of the GENERAL AGREEMENTS of this bond;

      provided such destruction or damage was caused by an attack that permits unauthorized access or use of the Computer System..

      The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

      In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

II.   Solely as respects coverage afforded under the Destruction of Data or Programs By Hacker Insuring Agreement set forth above, CONDITIONS AND LIMITATIONS, DEFINITIONS is amended as follows:

    (a) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

    (b) Computer System means

        (1) computers with related peripheral components, including storage components wherever located,

(2)   systems and applications software,

(3)   terminal devices, and

(4)   related communication networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(c)   Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

The Single Loss Limit of Liability provided by this rider shall not exceed   250,000   . Such liability shall be part of and not in addition to the Aggregate Limit of Liability of $ 250,000   . The Single Loss Deductible applicable to this coverage shall be $ 25,000   .

All other terms and conditions remain unchanged.



André A. Napoli, President

This rider, effective 12:01 am,   4/01/21   forms part
of bond number   13 FI 0336040-21

issued to: PROCURE HOLDINGS, LLC

by: HARTFORD FIRE INSURANCE CO.

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

This rider modifies insurance provided under one of the following bond forms:

FINANCIAL INSTITUTION BOND FOR INSURANCE COMPANIES

FINANCIAL INSTITUTION BOND FOR NON-BANK LENDERS AND REAL ESTATE INVESTMENT TRUSTS

FINANCIAL INSTITUTION BOND FOR INVESTMENT FIRMS

I.   The attached bond is amended by adding the following INSURING AGREEMENT as follows:

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured while this bond is in force, as provided in the "Additional Offices or Employees Consolidation, Merger or Purchase of Assets – Notice" section of the GENERAL AGREEMENTS of this bond;

provided such destruction or damage was caused by a Computer Program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the Computer Program or instruction so written or so altered is used.

The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the costs incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

II.   Solely as respects coverage afforded under the Destruction of Data or Programs By Virus Insuring Agreement set forth above, CONDITIONS AND LIMITATIONS, DEFINITIONS is amended as follows:

(a)   Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(b)   Computer System means

(1)   computers with related peripheral components, including storage components wherever located,

(2)   systems and applications software,

(3)   terminal devices, and

(4)   related communication networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(c)   Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

Under the Destruction of Data Or Programs By Virus Insuring Agreement, "Single Loss" means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the Computer System is restored to substantially the previous level of operational capability. Recurrence of destruction or damage after the Computer System is restored shall constitute a separate "Single Loss".

The Single Loss Limit of Liability provided by this rider shall not exceed   250,000   . Such liability shall be part of and not in addition to the Aggregate Limit of Liability of $ 250,000   . The Single Loss Deductible applicable to this coverage shall be $ 25,000   .

All other terms and conditions remain unchanged.

This rider, effective 12:01 am,   4/01/21   **forms part**
of bond number   13 FI 0336040-21

issued to: PROCURE HOLDINGS, LLC

by: HARTFORD FIRE INSURANCE CO.

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

AUDIT EXPENSE COVERAGE

This rider modifies insurance provided under one of the following bond forms:

Financial Institution Bond For Banks

Financial Institution Bond For Insurance Companies

Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts

Financial Institution Bond For Investment Firms

1. INSURING AGREEMENT (A), FIDELITY is amended by adding the following paragraph:

    Expense incurred by the Insured for that part of the cost of audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through dishonest or fraudulent acts of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated under Item 2. of this Rider for Audit Expense Coverage; it being understood, however, that such expense shall be deemed to be loss sustained by the Insured through dishonest or fraudulent act of one or more of the Employees and the liability of the Underwriter under this paragraph of Insuring Agreement (A) shall be part of and not in addition to the Single Loss Limit of Liability stated in Item 4. of the DECLARATIONS and in excess of the Deductible Amount applicable under Insuring Agreement (A).

2. The amount of Audit Expense Coverage provided by this Rider shall be Dollars ($ 25,000).

3. CONDITIONS AND LIMITATIONS Section 2., EXCLUSION (u)(1) of the Financial Institution Bond For Banks, Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts or Financial Institution Bond For Investment Firms or Exclusion (o) (1) of the Financial Institutions For Insurance Companies Bond does not apply to the additional coverage provided by this Rider.

All other terms and conditions remain unchanged.

This rider, effective 12:01 am,   4/01/21   **forms part**
of bond number   13 FI 0336040-21

issued to: PROCURE HOLDINGS, LLC

by: HARTFORD FIRE INSURANCE CO.

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

ADDING OR DEDUCTING INSUREDS RIDER

This rider modifies insurance provided under one of the following bond forms:

Financial Institution Bond For Banks

Financial Institution Bond For Insurance Companies

Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts

Financial Institution Bond For Investment Firms

At the request of the Insured, the Underwriter adds to the list of Insureds under the attached bond the following:

```
PROCUREAM, LLC
PROCURE EXPERTISE LLC
PROCURE INNOVATION LLC
PROCURE ETF TRUST II; INCLUSIVE OF PROCURE SPACE ETF
PROCURE ETF TRUST I; (NOT YET LAUNCHED)
PROCURE ACTIVE ETF TRUST (NOT YET LAUNCHED)
```

At the request of the Insured, the Underwriter deletes from the list of Insureds under the attached bond the following:

All other terms and conditions remain unchanged.

This rider, effective 12:01 am,   4/01/21   **forms part**
of bond number   13 FI 0336040-21

issued to: PROCURE HOLDINGS, LLC

by: HARTFORD FIRE INSURANCE CO.

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

CLAIM EXPENSE

This rider modifies insurance provided under one of the following bond forms:

Financial Institution Bond For Banks

Financial Institution Bond For Insurance Companies

Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts

Financial Institution Bond For Investment Firms

1. The attached bond is amended by adding to Insuring Agreement (A) Fidelity an additional coverage as follows:

CLAIM EXPENSE

Reasonable expense necessarily incurred and paid by the Insured in preparing any valid claim for loss caused by any dishonest or fraudulent act or acts of any of the Insured's Employees, which loss exceeds the Single Loss Deductible applicable to Insuring Agreement (A) Fidelity. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated is limited to the amount stated under Item 2 of this Rider; it being understood, however, that such expense shall be deemed to be loss sustained by the Insured through dishonest or fraudulent acts of one or more of the Employees and the liability of the Underwriter under the Claim Expense Coverage provided by this Rider shall be a part of and not in addition to the Aggregate Limit of Liability applicable to Insuring Agreement (A) under Item 3 of the Declarations.

2. The Single Loss Limit of Liability for the coverage provided by this Rider shall be Tweny-five   Dollars ($ 25,000),

3. Paragraph (1) of Exclusion (u) of Section 2. of the Conditions and Limitations of the Financial Institution Bond For Banks, Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts

   Financial Institution Bond For Investment Firms or Paragraph (o)(1) of the Financial Institution Bond For Insurance Companies does not apply to the additional coverage provided by this Rider.

4. Except as stated above, the coverage provided by this Rider is subject to all of the terms, conditions, agreements and limitations of the bond to which it is attached.

5. This Rider applies to loss sustained at any time but discovered after 12:01 a.m. on 0/00/00 , standard time, at the Principal Address specified in Item 1 of the Declarations.

This rider, effective 12:01 am,   4/01/21   **forms part**
of bond number   13 FI 0336040-21

issued to: PROCURE HOLDINGS, LLC

by: HARTFORD FIRE INSURANCE CO.

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

ERISA RIDER

This rider modifies insurance provided under one of the following bond forms:

Financial Institution Bond For Banks

Financial Institution Bond For Insurance Companies

Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts

Financial Institution Bond For Investment Firms

1. "Employee" as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.

2. If the bond , in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

3. In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or, if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

4. If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations .

5. The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

6. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.

All other terms and conditions remain unchanged.

This rider, effective 12:01 am,   4/01/21   **forms part**
of bond number   13 FI 0336040-21

issued to: PROCURE HOLDINGS, LLC

by: HARTFORD FIRE INSURANCE CO.

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

DELETE DATA PROCESSING COVERAGE

This rider modifies insurance provided under one of the following bond forms:

Financial Institution Bond For Banks

Financial Institution Bond For Insurance Companies

Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts

Financial Institution Bond For Investment Firms

1.   The attached bond is amended:

    (a)   by deleting the numbered paragraph beginning

        "each natural person, partnership or corporation authorized by the Insured to perform services as Data Processor..."

        from the definition of "Employee" in Section 1;

    (b)   by deleting the following from the second paragraph of Section 13:

        "or any partner, officer or employee of any Processor"

All other terms and conditions remain unchanged.

This rider, effective 12:01 am,   4/01/21   forms part
of bond number   13 FI 0336040-21

issued to: PROCURE HOLDINGS, LLC

by: HARTFORD FIRE INSURANCE CO.

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

TELEFACSIMILE TRANSFER FRAUD INSURING AGREEMENT

This rider modifies insurance provided under one of the following bond forms:

Financial Institution Bond For Insurance Companies

Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts

Financial Institution Bond For Investment Firms

1.   The attached bond is amended by adding an Insuring Agreement as follows:

TELEFACSIMILE TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the Computer System Fraud Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction

   (1)   purports and reasonably appears to have originated from

      (a)   a Customer of the Insured,

      (b)   another financial institution, or

      (c)   another office of the Insured

      but, in fact, was not originated by the Customer or entity whose identification it bears and

   (2)   contains a valid test code which proves to have been used by a person who was not authorized to make use of it and,

   (3)   contains the name of a person authorized to initiate such transfer; and

provided that, if the transfer was in excess of $ $25,000_____, the instruction was verified by a call-back according to a prearranged procedure.

In this Insuring Agreement, Customer means an entity or individual which has written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism, and funds means money on deposit in an account.

2. In addition to the Conditions and Limitations in the bond and Computer Systems Fraud Insuring Agreement rider, the following provisions are applicable to the Telefacsimile Fraud Insuring Agreement:

    Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

    This Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Telefacsimile Transfer Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

    Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.

3. The exclusion below, as found in the attached bond, does not apply to the Telefacsimile Transfer Fraud Insuring Agreement.

    "Loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);"

All other terms and conditions remain unchanged.

This rider, effective 12:01 am,   4/01/21   forms part
of bond number   13 FI 0336040-21

issued to: PROCURE HOLDINGS, LLC

by: HARTFORD FIRE INSURANCE CO.

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

VOICE INITIATED TRANSFER FRAUD INSURING AGREEMENT

This rider modifies insurance provided under one of the following bond forms:

Financial Institution Bond For Insurance Companies

Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts

Financial Institution Bond For Investment Firms

1. The attached bond is amended by adding an Insuring Agreement as follows:

VOICE INITIATED TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred Funds from a Customer's account through a Computer System covered under the terms of the Computer System Fraud Insuring Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from

     (1)   an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer,

     (2)   an individual person who is a Customer of the Insured, or

     (3)   an Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer Funds, and was received by an Employee of the Insured specifically designated to receive and act upon such instructions, but the voice instruction was not from a person described in (1), (2), or (3) above, provided that

     (i)   such voice instruction was electronically recorded by the Insured and required password(s) or code word(s) given; and

     (ii)   if the transfer was in excess of $ _$25,000_____, the voice instruction was verified by a call-back according to a prearranged procedure.

In this Insuring Agreement:

     (A)   Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to make transfers and which has provided the Insured with the names of persons authorized to initiate such transfers and with which the Insured has established an instruction verification mechanism.

(B) Funds means Money on deposit in an account.

2. In addition to the Conditions and Limitations in the bond and Computer Systems Fraud Insuring Agreement rider, the following provisions are applicable to the Voice Initiated Transfer Fraud Insuring Agreement:

This Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

Proof of loss for claim under the Voice Initiated Transfer Insuring Agreement must include electronic recordings of such voice instructions and the verification call-back, if such call was required.

All other terms and conditions remain unchanged.

This rider, effective 12:01 am,   4/01/21   **forms part**
of bond number   13 FI 0336040-21

issued to: PROCURE HOLDINGS, LLC

by: HARTFORD FIRE INSURANCE CO.

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

COMPUTER SYSTEMS FRAUD INSURING AGREEMENT

This rider modifies insurance provided under one of the following bond forms:

Financial Institution Bond For Insurance Companies

Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts

Financial Institution Bond For Investment Firms

1.   The attached bond is amended by adding an Insuring Agreement as follows:

COMPUTER SYSTEMS FRAUD

Loss resulting directly from a fraudulent

    (1)   entry of Electronic Data or Computer Program into, or

    (2)   change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond;

provided that the entry or change causes

    (i)   Property to be transferred, paid or delivered,

    (ii)   an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

    (iii) an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

2.   In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

DEFINITIONS

(A) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(B) Computer System means

(1) computers with related peripheral components, including storage components wherever located,

(2) systems and applications software,

(3) terminal devices, and

(4) related communication networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved:

(C) Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

EXCLUSIONS

(A) loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

(B) loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal.

(C) loss resulting directly or indirectly from

(1) mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

(2) failure or breakdown of electronic data processing media, or

(3) error or omission in programming or processing;

(D) loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who has authorized access to the customer's authentication mechanism;

(E) loss resulting directly or indirectly from the theft of confidential information.

SERIES OF LOSSES

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

3. The exclusion below, found in Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts and Financial Institution Bond For Investment Firms does not apply to the Computer Systems Fraud Insuring Agreement.

    "loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);"

All other terms and conditions remain unchanged.

RIDER NO: 11

This rider, effective 12:01 am, 4/01/21 **forms part of bond number** 13 FI 0336040-21

issued to: PROCURE HOLDINGS, LLC

by: HARTFORD FIRE INSURANCE CO.

THIS RIDER/ENDORSEMENT CHANGES THE BOND/POLICY. PLEASE READ IT CAREFULLY.

AMEND MAILING ADDRESS FOR NOTICE RIDER/ENDORSEMENT

I. Notice of Claim or Wrongful Act

A. A notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

Via mail: The Hartford
Claims Department
Hartford Financial Products
277 Park Avenue, 15th Floor
New York, New York 10172

or

Via email: HFPClaims@thehartford.com

or

Via Facsimile: (917) 464-6000

B. Where it is stated in the bond/policy or declarations page that a notice of any **Claim** or **Wrongful Act** shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115, it shall be deleted and replaced with the following:

Notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

Via mail: The Hartford
Claims Department
Hartford Financial Products
277 Park Avenue, 15th Floor
New York, New York 10172

or

Via email: HFPClaims@thehartford.com

or

Via Facsimile: (917) 464-6000

II. All Other Notices

A. All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Product Services
Hartford Financial Products
277 Park Avenue, 15th Floor
New York, New York 10172

FI 00 H252 00 0608
© 2008, The Hartford
Page 1 of 2

B.   With the exception of notice of a **Claim** or **Wrongful Act**, where it is stated in the bond/policy or declarations page that a notice shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115 shall be deleted and replaced with the following:

All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:


The Hartford

Product Services

Hartford Financial Products

277 Park Avenue, 15th Floor

New York, New York 10172


All other terms and conditions remain unchanged.

RIDER NO: 12

This rider, effective 12:01 am, 4/01/21 forms part of bond number 13 FI 0336040-21

issued to: PROCURE HOLDINGS, LLC

by: HARTFORD FIRE INSURANCE CO.

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

PARTNER EXCLUSION

This rider modifies insurance provided under the following bond form:

FINANCIAL INSTITUTION BOND FOR INVESTMENT FIRMS

I. **CONDITIONS AND LIMITATIONS,** DEFINITIONS, Section 1., is amended in the following manner:

1. Definition (e) 1., subparagraph (f), is deleted.
2. Definition (o), is deleted.

II. **CONDITIONS AND LIMITATIONS,** EXCLUSIONS, Section 2. (y), is deleted and replaced with the following:

(y) loss caused directly or indirectly by a partner or limited liability member of the Insured while acting in any capacity.

All other terms and conditions remain unchanged.

This rider, effective 12:01 am,   4/01/21   **forms part**
of bond number   13 FI 0336040-21

issued to: PROCURE HOLDINGS, LLC

by: HARTFORD FIRE INSURANCE CO.

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

BROKER-DEALER EXCLUSION

This rider modifies insurance provided under the following bond form:

FINANCIAL INSTITUTION BOND FOR INVESTMENT FIRMS

1.   **CONDITIONS AND LIMITATIONS,** Section 2., EXCLUSIONS, is amended to add the following:

   - loss resulting directly or from or in any way involving the Insured's activities as a Broker, Dealer or Broker, Dealer or Underwriter, as those terms are defined in the Securities Act of 1933 and the Securities Exchange Act of 1934; or

   loss resulting directly or indirectly from or in any way involving the Insured's activities involving or in connection with any non affiliated or affiliated Broker, Dealer or Underwriter, as those terms are defined in the Securities Act of 1933 and the Securities Exchange Act of 1934.

All other terms and conditions remain unchanged.

This endorsement, effective 12:01 am,   4/01/21   **forms part**
of policy number   13 FI 0336040-21

issued to: PROCURE HOLDINGS, LLC

by: HARTFORD FIRE INSURANCE CO.

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

INCLUDE COVERAGE FOR VIRTUAL CURRENCY - SUBLIMITED

This rider modifies insurance provided under the following bond form:

FINANCIAL INSTITUTION BOND FOR NON-BANK LENDERS AND REAL ESTATE INVESTMENT TRUSTS

FINANCIAL INSTITUTION BOND FOR INVESTMENT FIRMS

FINANCIAL INSTITUTION BOND FOR BANKS

FINANCIAL INSTITUTION BOND FOR INSURANCE COMPANIES

CONDITIONS AND LIMITATIONS are amended as follows:

I.   DEFINITIONS, Section 1., the definition of Money is amended to include the following:

    Money shall also include Virtual Currency.

II.   DEFINTIONS, Section 1., is amended to include the following:

    Virtual Currency means a virtual or digital representation of value that is not issued by a central bank or a public authority, but may be accepted as a means of payment and can be transferred, stored or traded electronically, whether or not it is recognized as, or exchangeable for, legal tender.

III.   LIMIT OF LIABILITY, Section 4., Single Loss Limit of Liability is amended to include the following:

    The foregoing notwithstanding, any coverage for loss of Virtual Currency under this bond is subject to the Single Loss Sublimit set forth in the SCHEDULE below, which Single Loss Sublimit is part of and not in addition to any other Single Loss Limit of Liablity applicable under this bond:

    Virtual Currency SCHEDULE

    Single Loss Sublimit $15,000

IV.   VALUATION Section 6. is amended to include the following:

    The foregoing notwithstanding, in the event of loss of Virtual Currency covered under this bond, the Underwriter may, at its sole discretion:

    (a)   tender the value of the Virtual Currency in actual currency of the country in which the loss was sustained, or in the United States of America dollar equivalent, by taking the weighted average of the values of Virtual

Currency in such actual currency as posted on the three largest relevant Virtual Currency exchanges, based on the volume of Virtual Currency exchanged, as of 12:00 PM EST on the day the loss is discovered; or

(b) replace the quantity of Virtual Currency of such loss.

V. DEDUCTIBLE AMOUNT Section 12., is amended to include the following:

The foregoing notwithstanding, any coverage for loss of Virtual Currency under this bond is subject to the Single Loss Deductible set forth in the SCHEDULE below:

Virtual Currency SCHEDULE

Single Loss Deductible $5,000

All other terms and conditions remain unchanged.

This rider, effective 12:01 am,   4/01/21   **forms part**
of bond number   13 FI 0336040-21

issued to: PROCURE HOLDINGS, LLC

by: HARTFORD FIRE INSURANCE CO.

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

CYBER TRANSFER FRAUD INSURING AGREEMENT – SPLIT TYPES

This rider modifies insurance provided under the following bond form:

Financial Institution Bond for Investment Firms:

1. This bond is amended by adding the following Insuring Agreement:

    CYBER TRANSFER FRAUD - Loss resulting directly from Cyber Transfer Fraud, if such type of Cyber Transfer Fraud is elected with a corresponding limit below herein.

2. Solely as used in this endorsement, Section 1., DEFINITIONS, of the **CONDITIONS AND LIMITATIONS** is amended in the following manner:

    a. Definition (j) Instruction is deleted and replaced with the following:

    Instruction means any Telefacsimile Instruction, Voice Instruction or Electronic Instruction:

    b. The following definitions are added:

    - Computer System means the following if leased or owned by the Insured, or operated by a Third Party Service Provider for the benefit of the Insured pursuant to a written contract with the Insured: computer or network devices and equipment; peripheral devices; storage devices; computer programs, software and applications, including virtualization software, cloud storage, and cloud services; and mobile devices.

    - Customer means an entity or individual which:

        1) has an account with the Insured authorizing the Insured to transfer the Customer's Funds;

        2) is in the process of opening an account with the Insured; or

        3) has been informed, and reasonably believes, that an Employee has opened, or is in the process of opening, an account on their behalf with the Insured.

    - Cyber Transfer Fraud means Customer Transfer Fraud or Insured Property Transfer Fraud.

    - Customer Transfer Fraud means the transfer, payment or delivery of a Customer's Funds in reliance upon an Instruction which purports and reasonably appears to have originated from:

        1) such Customer of the Insured,

        2) an Employee acting on Instructions of such Customer, or

FI 00 M045 00 0716   © 2016, The Hartford   Page 1 of 4

3) another financial institution acting on behalf of such Customer with authority to make such Instructions, but which Instruction was not originated by the party referenced in 1) – 3) above, and was, in fact, fraudulently issued and fraudulently modified without the Customer's knowledge; or

- Insured Property Transfer Fraud means the transfer, payment or delivery of Insured Property in reliance upon an Instruction which purports and reasonably appears to have originated from an Employee of the Insured or a Vendor, but which Instruction was not originated by the Employee or Vendor whose identification it bears, and was, in fact, fraudulently issued or fraudulently modified without the Insured's knowledge.

- Electronic Communication System means any and all services provided by or through the facilities of any electronic communication system, including Fedwire, Clearing House Interbank Payment System (CHIPS), Society for Worldwide Interbank Financial Telecommunication (SWIFT) and similar automated interbank communication systems, automated teller and point of sale networks, and includes any shared networks, Internet access facilities, or other similar facilities, in which the Insured participates, allowing the input, output, examination, or transfer of Electronic Data or communications from one computer to the Insured's Computer System.

- Electronic Data means a representation of information, knowledge, facts, concepts or instructions which are processed and stored in a computer.

- Funds mean Money, Certificated Securities or Uncertificated Securities on deposit or invested in an account by a Customer with the Insured.

- Internet means the global system of interconnected computer networks which enables the transmission and exchange of Electronic Data.

- Telefacsimile Device means a system of transmitting a facsimile of a tangible and duplicate image of a document by electronic signals transmitted through telephone lines to a piece of equipment maintained for the specific purpose of receiving such signals which produces the duplicate, and printing such facsimile on a tangible medium.

- Third Party Service Provider means an independent contractor operating on behalf of the Insured pursuant to a written contract or agreement with the Insured but only if such independent contractor is acting within the scope of the terms of the written contract or agreement.

- Voice Initiated Funds Transfer Command means those oral commands which authorize the transfer, to another financial institution, of Customer's Funds or Insured Property and which are

  1) made over a telecommunications device, and

  2) directed by those natural persons specifically authorized to receive such instructions by telephone.

- Vendor means an approved business entity that sells goods or services to the Insured.

- Electronic Instruction means any electronic record or message created, generated, sent, communicated, received or stored by electronic means that is capable of retention by the recipient at the time of receipt, including an e-mail, and that was transmitted through an Electronic Communication System.

- Voice Instruction means any Voice Initiated Funds Transfer Command a copy of which is capable of retention by the recipient.

- Telefacsimile Instruction means any Telefacsimile Device, telex, or TWX a copy of which is capable of retention by the recipient.

3. Section 2, EXCLUSIONS, of the **CONDITIONS AND LIMITATIONS** is amended in the following manner:

The following exclusions are added:

- loss resulting directly or indirectly from a Cyber Transfer Fraud except when covered under the Cyber Transfer Fraud insuring agreement;

- loss of confidential information, material or data;

- fees, costs, fines, penalties or any other expenses incurred by an Insured which result, directly or indirectly, from the access to or use or disclosure of any confidential information whatsoever, including but not limited to, patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information or any similar type of nonpublic information;

- loss resulting directly or indirectly from electrical or mechanical failures or interruption, including but not limited to any electrical disturbance, surge, spike, brownout or blackout, and outages to gas, water, telephone, cable, satellite, Internet, telecommunications or other infrastructure;

- loss resulting directly or indirectly from a fraudulent Instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer's password(s), PIN(s) or other security codes;

- loss resulting directly or indirectly from entries or changes made by a natural person with authorized access to the Insured's Computer System who acts in good faith on Instructions, except when (i) such Instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured's Computer System; or (ii) covered under the Cyber Transfer Fraud insuring agreement.

The following exclusions have been amended as follows:

- Sub-paragraph (i) is deleted.

- Sub-paragraph (w) does not apply to the Cyber Transfer Fraud Insuring Agreement.

4. Section 4, LIMIT OF LIABILITY, of the **CONDITIONS AND LIMITATIONS** of this bond is amended to include the following:

For purposes of loss covered under the Cyber Transfer Fraud Insuring Agreement, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, or all transfers or Instructions made contemporaneously against the same Insured resulting in loss, shall be a Single Loss without regard to the number of transfers or Instructions involved. A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as a Single Loss.

5. Section 5, NOTICE/PROOF-LEGAL PROCEEDINGS AGAINST UNDERWRITER of the **CONDITIONS AND LIMITATIONS** of this bond is amended to include:

Moreover, with respect to coverage under the Cyber Transfer Fraud Insuring Agreement, proof of loss for claim must include a copy of the Electronic Instruction, Voice Instruction or Telefacsimile Instruction that was relied upon to cause the loss.

6. Section 6, VALUATION, of the **CONDITIONS AND LIMITATIONS** of this bond is amended to include the following in the Set-Off sub-paragraph:

However, with respect to coverage under the Cyber Transfer Fraud Insuring Agreement, it shall be a condition precedent to coverage that the Insured assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction.

7. If elected below, the Limits of Liability provided by this rider for the indicated type of Cyber Transfer Fraud shall be:

	Single Loss Limit of Liability Applicable to Customer Transfer Fraud (per type of Instruction)	*Specific Aggregate Limit of Liability Applicable to Customer Transfer Fraud (per type of Instruction)*
Voice Instruction	$ $1,000,000	$ $1,000,000
Telefacsimilie Instruction	$ $1,000,000	$ $1,000,000
Electronic Instruction	$ $250,000	$ $250,000

	Single Loss Limit of Liability Applicable to Insured Property Transfer Fraud (per type of Instruction)	*Specific Aggregate Limit of Liability Applicable Insured Property Transfer Fraud (per type of Instruction)*
Voice Instruction	$ $1,000,000	$ $1,000,000
Telefacsimilie Instruction	$ $1,000,000	$ $1,000,000
Electronic Instruction	$ $250,000	$ $250,000

The Single Loss Limit of Liability for each elected coverage will be subject to the corresponding Specific Aggregate Limit of Liability for all such coverage during the Bond Period. The Specific Aggregate Limits of Liability will be further subject to the Aggregate Limit of Liability shown in Item 3 of the Declarations.

8. The Single Loss Deductible(s) provided by this rider shall be:

(Customer) Voice Instruction	$ $25,000
(Customer) Telefacsimilie Instruction	$ $25,000
(Customer) Electronic Instruction	$ $25,000
(Insured Property) Voice Instruction	$ $25,000
(Insured Property) Telefacsimilie Instruction	$ $25,000
(Insured Property) Electronic Instruction	$ $25,000

All other terms and conditions remain unchanged.



HARTFORD FIRE INSURANCE CO.

U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the United States. **Please read this Notice carefully.**

The Office of Foreign Assets Control ("OFAC") of the U.S. Department of the Treasury administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign countries and regimes, terrorists, international narcotics traffickers, those engaged in activities related to the proliferation of weapons of mass destruction, and other threats to the national security, foreign policy or economy of the United States. OFAC acts under Presidential national emergency powers, as well as authority granted by specific legislation, to impose controls on transactions and freeze assets under U.S. jurisdiction. OFAC publishes a list of individuals and companies owned or controlled by, or acting for or on behalf of, targeted countries. It also lists individuals, groups, and entities, such as terrorists and narcotics traffickers designated under programs that are not country-specific. Collectively, such individuals and companies are called "Specially Designated Nationals and Blocked Persons" or "SDNs". Their assets are blocked and U.S. persons are generally prohibited from dealing with them. This list can be located on OFAC's web site at — http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is an SDN, as identified by OFAC, the policy is a blocked contract and all dealings with it must involve OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC.

13 FI 0336040-21   4/01/21

Producer Compensation Notice



You can review and obtain information on The Hartford's producer compensation practices at www.thehartford.com or at 1-800-592-5717.

JOINT SURETY BOND AND LIABILITY INSURANCE AGREEMENT

This Joint Surety Bond and Liability Insurance Agreement (the "Agreement") is entered into this November 1, 2019, among (i) Procure Holdings, LLC, a Delaware limited liability company, (ii) its wholly owned subsidiary ProcureAM, LLC, a registered investment adviser with the Securities and Exchange Commission, (iii) Procure Expertise LLC, a Delaware limited liability company, (iv) Procure Innovation LLC, a Delaware limited liability company, (v) Procure ETF Trust I, an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act") on behalf of its series (each an "I Fund" and collectively the "I Funds"), (vi) Procure ETF Trust II, an open-end management investment company registered under the 1940 Act, on behalf of its series (each a "II Fund" and collectively, the "II Funds"), and (vii) Procure Active ETF Trust, an open-end management investment company registered under the 1940 Act on behalf of its series (each, an "Active Fund", and together with the I Funds and II Funds, the "Funds").

Parties (v) through (vii) to the Agreement will each herein be referred to as a "Trust" and collectively as the "Trusts". Each party to the Agreement will herein be referred to as "Procure Party" and collectively as the "Procure Parties".

WHEREAS, the Procure Parties desire to enter into this Agreement to further define the rights and responsibilities among them related to that certain joint fund and directors and officers errors and omissions professional liability insurance policy (the "Policy" or the "D&O/E&O Policy") described herein; and

WHEREAS, the Procure Parties jointly hold a surety bond required by the 1940 Act and Rule 17g-1 promulgated thereunder under which the Procure Parties are named insureds; and

WHEREAS, Rule 17g-1 requires that the named insureds under such a bond enter into an agreement with respect to certain matters; and

WHEREAS, the Boards of Trustees of the Trusts (each a "Board" and collectively, the "Boards") have determined that entering into the Agreement is in the best interests of the Funds.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the parties hereto hereby agree as follows:

SECTION 1. POLICY

(a) The Procure Parties, including the Funds, shall be jointly named as insured parties pursuant to the D&O/E&O Policy. As often as the Board may deem necessary, but not less than once every twelve months, each Board shall determine that the standards described in the Rule 17d-1(d)(7)(i) and (ii) under the 1940 Act have been satisfied.

(b) The premium for the D&O/E&O Policy shall be allocated among the Procure Parties based upon the proportionate share of the sum of the premiums that would have been paid by each if such coverage had been purchased separately and upon the proportionate share of the

coverage allocated to each. More specifically, the premiums shall be allocated 5% to Procure Holdings, LLC, 20% to ProcureAM, LLC, 5% to Procure Expertise LLC, 5% to Procure Innovation LLC, 30% to the Procure ETF Trust I, 30% to Procure ETF Trust II, and 5% to Procure Active ETF Trust, and shall be prorated for any period during which either the Trusts or the other Procure Parties are not insured parties. Coverage limits shall be allocated as follows, which the parties have agreed is fair and reasonable:

Fund/Directors and Officers Errors and Omissions Professional Liability Insurance: The Procure Parties will share the limits of the D&O/E&O Policy. However, each party's consent shall be required to increase the limits of any other party to more than the limits set forth below:

Party	Joint Policy Limits of Liability	% of Policy
Procure Holdings, LLC	$50,000	5%
ProcureAM, LLC	$200,000	20%
Procure Expertise LLC	$50,000	5%
Procure Innovation LLC	$50,000	5%
Procure ETF Trust I	$300,000	30%
Procure ETF Trust II	$300,000	30%
Procure Active ETF Trust	$50,000	5%

(c)   The D&O/E&O Policy does not exclude coverage for bona fide claims made against any of the trustees of the Trusts who are not "interested persons" of the Trusts, as that term is defined in Section 2(a)(19) of the 1940 Act (each an "Independent Trustee"), or against the Trusts if a Trust is a co-defendant in the claim with an Independent Trustee, by any other person insured under the Policy.

(d)   Recovery. In the event that a Trust's and another Procure Party's claims of loss under the Policy are so related that the insurer is entitled to assert that the claims must be aggregated, such Trust shall receive an equal share of the recovery with respect to the other Procure Parties, and will in no event receive a share lower than the Trust's allocated percentage share of the D&O/E&O Policy premium.

SECTION 2. SURETY BOND

(a)   Description of the Bond. [The Hartford Financial Services Group, Inc.] has issued a surety bond in the amount of $1,000,000 that designates the Procure Parties as named insureds (the "Bond"). The amount of the Bond may be adjusted from time to time, and any such adjustment shall be reflected in a schedule attached to this Agreement.

(b)   Minimum Recovery. In the event recovery is received under the Bond as a result of loss sustained by one or more of the Procure Parties, each Procure Party shall receive an equitable and proportionate share of the recovery which shall be at least equal to the amount which each Procure Party would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

SECTION 3. REPRESENTATIONS AND WARRANTIES

Each Trust represents and warrants that its Board, including a majority of the Independent Trustees, (i) has authorized and approved the D&O/E&O Policy, the Bond and this Agreement, (ii) has concluded that the Policy, the Bond and this Agreement are in the best interests of the Funds, (iii) has determined that such Trust satisfies the fund governance provisions of Rule 0-1(a)(7) under the 1940 Act and (iv) has determined that the standards described in the Rule 17d-1(d)(7)(i) under the 1940 Act as applicable to the Policy, the Bond and this Agreement have been satisfied.

SECTION 4. MISCELLANEOUS

(a)   This Agreement is effective as of the effective date of the D&O/E&O Policy and the Bond.

(b)   This Agreement shall terminate (i) upon the mutual written consent of the Procure Parties, (ii) with respect to one Procure Party's participation hereunder effective as of the anniversary date, upon written notice by one party to any of the other Procure Parties within sixty (60) days prior to the anniversary date of the D&O/E&O Policy, or (iii) upon the termination or cancellation of the Bond.

(c)   The Trustees of the Trusts shall not be personally liable for any obligations under this Agreement and the shareholders of the Funds shall not be personally liable for any obligations of the Funds under this Agreement. Each Procure Party agrees that, in asserting any rights or claims under this Agreement, it shall not look only to the assets and property of the Funds in settlement of such rights or claims, and not to the Trustees of the Trusts or the shareholders of the Funds.

IN WITNESS HEREOF, the parties hereto have caused this Joint Surety Bond and Liability Insurance Agreement to be signed on their behalf as of the day and year first above written.

Procure Holdings, LLC

By:_____

ProcureAM, LLC

By:_____

Procure Expertise LLC

By:_____

Procure Innovation LLC

By:_____

Procure ETF Trust I

By:_____

Procure ETF Trust II

By:_____

Procure Active ETF Trust

By:_____

<u>Ratification of Fidelity Bond</u>

        RESOLVED, that the form, terms and provisions of the Fidelity Bond issued by Hartford Insurance Co. with a term of April 1, 2021 to April 1, 2022 naming the Adviser and the Trust on behalf of the Fund as the insured party (the "Insured Parties"), in substantially the form presented at this meeting, with such changes as the officers of the Trust, with the advice of counsel to the Trust, deem necessary or appropriate, such changes to be conclusively evidenced by the Fidelity Bond as executed by such officers, are approved by the entire Board and by a separate vote of a majority of the Independent Trustees; and

        FURTHER RESOLVED, that the amount of the Fidelity Bond as presented at this meeting is reasonable, giving due consideration to all relevant factors including, but not limited to, the value of the actual and projected aggregate assets of the Trust, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in or expected to be in the Trust's portfolios, and the total amount of coverage and the premiums under the Fidelity Bond as determined by the entire Board of Trustees, and by a separate vote of a majority of the Independent Trustees; and

        FURTHER RESOLVED, that subject to the terms of the Fidelity Bond, from time to time the amount of the bond may increase during its term to an amount at least equal to the minimum amount (but not substantially in excess of that amount) set forth in the table contained in paragraph (d) of Rule 17g-1 under the Investment Company Act of 1940, with other terms of the bond remaining substantially the same, and this Board acknowledges that this approval constitutes advance notice of these increases required to be given to this Board; and

        FURTHER RESOLVED, that the officers of the Trust are each authorized, empowered, and directed to make the filings and give the notices required by Rule 17g-1 under the 1940 Act, and to make any other filings necessary or advisable in connection with the Fidelity Bond and to take all actions deemed necessary or advisable to carry out the intent of the forgoing resolutions.

The Trust paid the premium of $2,699 for the period commencing April 1, 2021 and ending April 1, 2022.